1900 K Street, NW
Washington, DC 20006-1110

+1 202 261 3300 Main

+1 202 261 3333 Fax

www.dechert.com

ALEXANDER C. KARAMPATSOS

alexander.karampatsos@dechert.com

+1 202 261 3402 Direct

+1 617 275 8365 Fax

November 25, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549-4720

Re:	Portman Ridge Finance Corporation
Registration Statement on Form N-2 (the “Registration Statement”)

Ladies and Gentlemen:

On behalf of Portman Ridge Finance Corporation (the “Company”), a closed-end management investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended, transmitted herewith for filing via EDGAR is the Company’s Registration Statement on Form N-2 under the Securities Act of 1933, as amended.

This filing is for the registration and issuance of shares of common and preferred stock, $0.01 par value per share, of the Company, subscription rights to purchase shares of the Company’s common stock, debt securities, and warrants representing rights to purchase shares of the Company’s common stock, preferred stock or debt securities. The approximate date of the proposed public offering will be as soon as practicable after the effective date of the Registration Statement.

If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3402 (or by email at alexander.karampatsos@dechert.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Alexander C. Karampatsos
Alexander C. Karampatsos

cc:	Harry Pangas, Dechert LLP
Brandon Satoren, BC Partners